

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Sekar Kathiresan, M.D.
Chief Executive Officer
Verve Therapeutics, Inc.
500 Technology Square, Suite 901
Cambridge, MA 02139

> **Re:** **Verve Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Exhibit Nos. 10.10, 10.11, 10.12 and 10.13**
> **Submitted April 16, 2021**
> **CIK No. 0001840574**

Dear Dr. Kathiresan:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance